July 19, 2007

Via Facsimile and EDGAR Filing

Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Validus Holdings, Ltd. Registration Statement on Form S-1 (File No. 333-139989)

Mr. Riedler:

In connection with the above-captioned Registration Statement, pursuant to Rule 460 of the General Rules and Regulations under the Securities and Exchange Act of 1933, as amended, we wish to advise that between July 5, 2007 and the date hereof, 23,998 copies of the Preliminary Prospectus dated July 5, 2007 were distributed as follows: 20,596 to 16 prospective underwriters; 3,253 to 3,253 institutional investors; 135 to 2 prospective dealers; 5 to 4 individuals; and 9 to 3 rating agencies.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. (Eastern Daylight Savings Time) on July 23, 2007 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

As Representatives of the Prospective Underwriters

By: /s/ Goldman, Sachs & Co. (Goldman, Sachs & Co.)